Musiverse Inc.

(a Delaware Corporation)

Unaudited Consolidated Proforma Financial Statements

Period of January 1, 2020 through December 31, 2021

Reviewed by:

TaxDrop

TaxDrop LLC

A New Jersey CPA Company

Financial Statements

Musiverse Inc.

Table of Contents

TaxDrop

Independent Accountant's Review Report

January 6, 2023
To: Management of Musiverse Inc.
Attn: André Miranda, CEO
Re: 2021-2020 Financial Statement Review– Musiverse Inc.

Financial Review of the Financial Statements

We have reviewed the accompanying consolidated proforma financial statements of Musiverse Inc. (the "Company"), which comprise the consolidated balance sheet as of December 31, 2021 and December 31, 2020 and the related statements of income, equity, and cash flows for the period of January 1, 2020 through December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements of Musiverse Inc. for them to be in accordance with accounting principles generally accepted in the United States of America.

Sincerely,

TaxDrop LLC

TaxDrop LLC
Robbinsville, New Jersey
January 6, 2023

MUSIVERSAL, INC.
CONSOLIDATED BALANCE SHEET
As of December 31, 2021 and December 31, 2020
(Unaudited)

ASSETS	2021	2020
Current Assets		
Cash and cash equivalents	100,005	213,026
Accounts Receivable	4,621	15,782
Total Current Assets	**104,627**	**228,808**
Other Assets		
VAT Receivables	55,076	32,183
Other Current Assets	$ 402,295	$ 453,596
Total Other Assets	**457,370**	**485,779**
Property and Equipment		
Furniture and Equipment, Net	8,751	8,570
Total Property and Equipment	**8,751**	**8,570**
Total Assets	**570,747**	**723,157**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts Payable	44,381	24,338
Payroll Taxes	12,409	19,010
Deferred Government Grant	131,035	333,806
Accrued Expense	-	-
Total Current Liabilities	**187,825**	**377,153**
Current Liabilities		
Other Current Liabilities	73,515	65,909
Total Current Liabilities	**73,515**	**65,909**
Long-Term Liabilities		
COVID-Loan	56,194	60,401
Related Party Loan	-	189,536
Total Long-Term Liabilities	**56,194**	**249,936**
Total Liabilities	**317,534**	**692,999**
Members' equity		
Members' Capital	1,934,117	966,139
Retained Earnings	(1,710,995)	(868,107)
Cumulative Translation Adjustment	30,091	(67,874)
Total Members' Equity	**253,213**	**30,158**
Total Liabilities and Members' Equity	**$ 570,747**	**$ 723,157**

The accompanying footnotes are an integral part of the financial statements.

MUSIVERSAL, INC.
CONSOLIDATED INCOME STATEMENT
Years Ended December 31, 2021 and December 31, 2020
(Unaudited)

	2021	2020
Revenues	808,485	238,066
Cost of revenues	1,341,141	586,812
Net Profit	**(532,656)**	**(348,746)**
Operating Expenses		
General and administrative	(347,278)	(195,224)
Payroll	(156,289)	(76,586)
Depreciation	(3,655)	(1,499)
Total Operating Expenses	**(507,222)**	**(273,309)**
Other Income		
Other income/expense	196,989	42,713
Total Operating Expenses	**196,989**	**42,713**
Net Income (Loss)	**(842,889)**	**(579,342)**

The accompanying footnotes are an integral part of the financial statements.

MUSIVERSE, INC.
CONSOLIDATED STATEMENT OF MEMBERS' EQUITY
Years Ended December 31, 2021 and December 31, 2020
(Unaudited)

	Members Contributions	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholders' Deficit
Balance as of December 31, 2019	**157,287**	**(288,765)**	**(717)**	**$ (132,195)**
Member Contributions	808,851	**-**	**-**	**$ 808,851**
Other Comprehensive Income	-	**-**	(67,157)	**$ (67,157)**
Net loss	-	(579,342)	-	**$ (579,342)**
Balance as of December 31, 2020	**966,139**	**(868,107)**	**(67,874)**	**$ 30,158**
Member Contributions	967,979	-	-	**$ 967,979**
Other Comprehensive Income	-	-	97,965	**$ 97,965**
Net loss	-	(842,889)	-	**$ (842,889)**
Balance as of December 31, 2021	**$ 1,934,117**	**$(1,710,995)**	**$ 30,091**	**$ 253,213**

The accompanying footnotes are an integral part of the financial statements.

MUSIVERSAL, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2021 and December 31, 2020
(Unaudited)

	2021	2020
Cash Flows from Operating Activities		
Net Income (Loss)	**$ (842,889)**	**$ (579,342)**
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Depreciation & Amortization	(3,655)	(1,499)
Grant Income	196,989	42,713
Changes in operating assets and liabilities:		
Accounts Receivable	11,160	(11,195)
VAT Receivable	(22,892)	(22,530)
Other Current Assets	51,301	(422,800)
Accounts Payable	20,044	23,530
Payroll Taxes	(6,601)	13,697
Deferred Government Grant	(202,771)	333,806
Accrued Expenses	-	(179,123)
Other Current Liabilities	7,605	(113,213)
Net cash provided by (used in) operating activities	**(791,708)**	**(915,957)**
Cash Flows from Investing Activities		
Machinery and Equipment	3,835	8,493
Net cash used in investing activities	**3,835**	**8,493**
Cash Flows from Financing Activities		
Issuance / Repayment of Related Party Loan	(189,536)	189,536
COVID Loan	(4,206)	60,401
Proceeds from Member Contributions	967,979	808,851
Net cash used in financing activities	**774,237**	**1,058,788**
Net change in cash and cash equivalents	**(21,307)**	**134,338**
Effects of exchange rate changes on cash	**(91,714)**	**72,251**
Cash and cash equivalents at beginning of period	213,026	6,437
Cash and cash equivalents at end of period	**$ 100,006**	**$ 213,026**

The accompanying footnotes are an integral part of the financial statements.

MUSIVERSAL, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For Years Ending December 31, 2021 and 2020
(Unaudited)

	2021		2020	
Net Income (Loss)	$	(842,889)	$	(579,342)
Other Comprehensive (loss) Income:				
Foreign Currency Translation Adjustment		97,965		(67,157)
Total Other Comprehensive (loss) gain		97,965		(67,157)
Total Comprehensive Income	$	(744,923)	$	(646,499)

The accompanying footnotes are an integral part of the financial statements.

MUSIVERSAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021 AND 2020
(UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS

Musiversal, Inc. (which may be referred to as the "Company", "we," "us," or "our") was formed in Delaware on December 21, 2022. The Company is a booking agent for orchestra services and provides online recording studio services for musicians. Users pay a monthly or yearly fee to have access to a curated portfolio of musicians and book sessions with them. The Company's headquarters is in Lisbon, Portugal.

The Company owns one (1) subsidiary, Musiverse, LDA, a Portuguese private limited company formed in 2018 (the "Portuguese Subsidiary"). These are the financials of the Portuguese Subsidiary, which is now 18% owned by the Company, and references to the "Company" include the Portuguese Subsidiary. Although the Company was formed subsequent to the formation of the Portuguese Subsidiary, for purposed of these financial statements, all prior activity of the Portuguese Subsidiary has been consolidated with that of the Company for the periods presented, as the anticipated use of the financials is for investor-purposes of understanding the Musiverse brand operations.

Since inception, the Company has relied on contributions from owners, and securing loans to fund its operations. As of December 31, 2021 and 2020, the Company had negative working capital and will likely incur additional losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 10). During the next twelve (12) months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 11), and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

MUSIVERSAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021 AND 2020
(UNAUDITED)

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2021 and 2020, the Company had $100,005 and $213,026 of cash on hand, respectively.

Other Current Assets

As of December 31, 2021 and 2020 the Company has advance payments for professional fee and government grant receivable in the amounts of $402,295 and $453,596, respectively. The grant was associated with the Portuguese government program to promote the growth of innovation.

Fixed Assets

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets ranging from three to eight years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2021 and 2020.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property

and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the period from Inception through December 31, 2021 as the Company had no taxable income.

Revenue Recognition

Effective January 1, 2020, the Company adopted ASC 606, *Revenue from Contracts with Customers*. Results for reporting periods beginning after January 1, 2020 are presented under Topic 606, while prior period amounts have not been adjusted and continue to be reported in accordance with our historic accounting. There was no adjustment to beginning retained earnings on January 1, 2020.

Revenue is recognized when control of the promised goods or services is transferred to the Company's customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. The Company generates revenues by selling subscriptions to its language learning platform.

We determine revenue recognition through the following steps:

- identification of the contract, or contracts, with a customer;
- identification of the performance obligations in the contract;
- determination of the transaction price;
- allocation of the transaction price to the performance obligations in the contract; and
- recognition of revenue when, or as, we satisfy a performance obligation.

The Company's payments are generally collected upfront. While contracts are billed monthly, certain subscriptions representing several months of service are billed up front, with revenue recognized over the duration of the contract.

The Company has no deferred as of December 31, 2021 and 2020, respectively, for orders that have been paid but the performance obligations have not been met.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

MUSIVERSAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021 AND 2020
(UNAUDITED)

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 5 – LOANS

In 2020, the Company received a $60,401 Economic Support COVID-19 Micro and Small Business Loan from the Portuguese government. The proceeds from the economic loan are for working capital purposes. The loan has a term of 6 years, interest of 1.5% per annum and monthly payments of principal and interest beginning April 2020 until maturity in September 2026. Each payment will be applied first to interest accrued to the date of receipt of each payment, and the remaining balance, if any will be applied to principal.

NOTE 6 – RELATED PARTY

In 2020, the Company received advances from stockholders in the form of loans. As of December 31, 2021 and 2020, the balance of the advances from related parties was $0 and $189,536. These advances have no interest rate or specified maturity date.

NOTE 7 – E-COMMERCE AND DIGITAL TRANSFORMATION GRANT

In 2020, the Company was issued a 310,000 Euro grant from the Portuguese government for the Company to use towards expenses related to ecommerce development and marketing. The Company accounts for the proceeds from the grant by analogy to the IFRS grant model in International Accounting Standards (IAS) 20, Accounting for Government Grants and Disclosure of Government Assistance, and its principles surrounding the recognition of grants related to income. Upon issuance of the grant the Company recorded a deferred liability for the future income to be recognized with the program. The Company must submit expenses annually associated with the program. As expenses are submitted the deferred balance is recognized in revenue. As cash is remitted to the Company the receivable balance is reduced. As of December 31 2021, and December 31 2020, the Company had a deferred government grant balance of $131,035 and 333,806, respectively.

NOTE 8 – Capital

Members' equity consists of contributions from members, including external investors and the founders. As of December 31, 2021 and December 31, 2020, the Company had $1,934,117 and $966,139 in member contributions, respectively.

NOTE 9 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2021 and 2020 (see Note 11 – Subsequent Events).

COVID-19

MUSIVERSAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021 AND 2020
(UNAUDITED)

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

NOTE 10 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2018 and incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 11 – SUBSEQUENT EVENTS

Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to $1,235,000 in convertible notes. The Company is attempting to raise a minimum amount of $75,000 in this offering and up to $1,235,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through WeFunder (the "Intermediary"). The Intermediary will be entitled to receive a commission fee and/or securities issued in this offering as an intermediary fee.

Incorporation and Portuguese Subsidiary History

The Portuguese Subsidiary was formed in Portugal in May 2018, and the Company was incorporated in the state of Delaware in December 2022. The Portuguese Subsidiary completed various financing rounds in August 2020 and August 2021 (prior to the Company's existence). The Company's current capitalization reflects founders and investors who exchanged their shares of the Portuguese Subsidiary for similar shares of the Company in February 2023, pursuant to those certain exchange agreements between the Company and the stockholders of the Portuguese Subsidiary; which permitted holders of 14% of the Portuguese Subsidiary to remain stockholders of the Portuguese Subsidiary (including shares issuable on exchange of one outstanding SAFE issued by the Portuguese Subsidiary) until a condition precedent is satisfied, upon which conversion of the remaining shares and SAFE of the Portuguese Subsidiary into shares of the Company is required, and which will result in the Portuguese Subsidiary becoming a wholly-owned subsidiary of the Company.

Management's Evaluation

Management has evaluated subsequent events through January 6, 2023, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.